UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

KENDLE INTERNATIONAL INC.

(Name of Subject Companies (Issuer) and Filing Persons (Issuer))

3.375% Convertible Senior Notes due 2012

(Title of Class of Securities)

48880LAA5

(CUSIP Number of Class of Securities)

Copies of all communications to:

Jarrod B. Pontius, Esq.

Vice President, Chief Legal Officer and Secretary

441 Vine Street, Suite 500

Cincinnati, Ohio 45202

(513) 763-4293

Facsimile: (513) 381-5870

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a Copy to:

F. Mark Reuter, Esq.

Keating Muething & Klekamp PLL

One East Fourth Street, Suite 1400

Cincinnati, Ohio 45202

(513) 579-6469

Facsimile: (513) 579-6457

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$142,856,250	$16,585.61

*	Calculated solely for purposes of determining the filing fee. The amount shown assumes that $142,500,000 aggregate principal amount of the 3.375% Convertible Senior Notes due 2012 are purchased at the offer price of $1,002.50 per $1,000 principal amount plus accrued and unpaid interest up to but excluding July 11, 2011. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for Fiscal Year 2011, equals $116.10 per million of the transaction valuation.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $16,584.89	Filing party: Kendle International Inc.
Form or Registration No.: 055-52911	Date filed: June 6, 2011, as amended June 17, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Amendment No. 2 (“Amendment”) to the Tender Offer Statement amends and supplements the Tender Offer Statement on Schedule TO, filed on June 6, 2011, as amended on June 17, 2011 (the “Schedule TO”) with the Securities and Exchange Commission (the “SEC”) by Kendle International Inc., an Ohio corporation (the “Company” or “Offeror”), which relates to the offer (the “Offer”) by the Offeror to purchase for cash any and all of the Company’s 3.375% Convertible Senior Notes due 2012 (the “Notes” or the “Securities”) upon the terms and subject to the conditions set forth in the attached Offer to Purchase and Consent Solicitation Statement dated as of June 6, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal and Consent, as amended or supplemented from time to time. Copies of the Offer to Purchase and the related Letter of Transmittal and Consent were filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. The Offer will expire at 8:00 am, New York City time, on July 6, 2011, unless the Offer is extended or earlier terminated. This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934.

The information set forth in the Offer to Purchase and the Letter of Transmittal and Consent are hereby incorporated by reference in response to Items 1 through 12 of this Amendment. This Amendment should be read together with the Schedule TO. This Amendment amends and supplements the Schedule TO to include certain information under Item 7 of the Schedule TO rather than incorporating it by reference, as set forth below. Capitalized terms used herein and not defined are used as defined in the Offer to Purchase.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 7 of the Schedule TO is hereby amended and supplemented to strike the last paragraph under Item 7 and replace it with the following:

“(d) Borrowed Funds. Assuming (i) 100% of the outstanding principal amount of the Notes is tendered and accepted for payment, (ii) each Holder receives the Consideration and (iii) the Payment Date in respect of all Notes purchased in the Offer is July 11, 2011, approximately $145,207,500 would be required to pay the Consideration in connection with the Offer and the Consent Solicitation together with accrued and unpaid interest on the Notes. The Company intends to fund our purchase of the Notes with a portion of the proceeds from the following transactions. In connection with the entry into the Merger Agreement, INC received the debt commitment letter (the “Debt Commitment Letter”), dated May 4, 2011, from Morgan Stanley Senior Funding, Inc. (“MSSF”). Pursuant to the Debt Commitment Letter, MSSF has committed to provide an aggregate of $425,000,000 of secured credit facilities to INC consisting of (i) a seven-year term loan facility in an aggregate principal amount of $350,000,000, and (ii) a five-year revolving facility with a maximum availability of $75,000,000 (provided that only a specified amount may be drawn at the closing of the Merger) that will include letter of credit and swing line facilities. The $75,000,000 revolving credit facility can be utilized in one or more loans, not to exceed $75,000,000 at any one time (inclusive of letter of credit usage and swing line loans). Both the term loan and revolving credit facilities can be increased in an aggregate amount not to exceed $100,000,000 if certain conditions are met.

Borrowings under the new senior secured credit facilities will bear interest at a rate per annum equal to either (a) a base rate determined by reference to the highest of (i) MSSF’s announced prime lending rate, (ii) the federal funds rate plus 0.50% and (iii) LIBOR for an interest period of 1 month plus 1.0% or (b) LIBOR (not to be less than 1.25%), in each case plus an applicable margin to be determined.

The new senior secured credit facilities will require INC to prepay outstanding term loans, subject to certain exceptions, with:

•

100% of the net cash proceeds of all non-ordinary course sales or other dispositions of assets (including as a result of casualty or condemnation); INC may reinvest or commit to reinvest certain of those proceeds in assets useful in INC’s business within 12 months (or in the case of commitments to reinvest within such 12-month period, so long as such reinvestment is completed within an additional 6 months) in lieu of making such prepayment;

•	100% of the net cash proceeds from issuances or incurrence of debt, other than proceeds from debt permitted under the new senior secured credit facilities; and

•	50% (with leverage-based stepdowns) of INC’s excess cash flow.

The foregoing mandatory prepayments will be applied to the scheduled installments of principal of the term loan facility in direct order of maturity. INC may voluntarily prepay outstanding loans under INC’s new senior secured credit facilities in whole or in part upon prior notice without premium or penalty, other than certain fees incurred in connection with redeployment costs, to be applied as INC may direct.

All obligations under INC’s new senior secured credit facilities will be guaranteed by INC’s immediate parent company, and each of INC’s direct and indirect wholly-owned domestic subsidiaries, other than certain excluded subsidiaries (collectively, the “guarantors”).

All of INC’s and the guarantors’ obligations under the new senior secured credit facilities will be secured, subject to permitted liens and other exceptions, by a first-priority perfected security interest in substantially all of INC’s (and the guarantors’) assets, including, but not limited to (1) a perfected pledge of all the domestic capital stock owned by INC and the guarantors, and (2) perfected security interests in and mortgages on substantially all tangible and intangible personal property and material fee-owned property, subject to certain exclusions.

The new senior secured credit facilities will contain customary representations and warranties and customary affirmative and negative covenants, including, with respect to restrictive covenants, among other things, restrictions to:

•	create any liens;

•	make investments and acquisitions;

•	incur or guarantee additional indebtedness;

•	enter into mergers or consolidations and other fundamental changes;

•	conduct sales and other dispositions of property or assets;

•	enter into sale-leaseback transactions;

•	change the status of INC’s parent company as a passive holding company;

•	change INC’s fiscal year;

•	prepay subordinated debt;

•	pay dividends or make other payments in respect of capital stock;

•	change the line of business;

•	enter into transactions with affiliates; and

•	enter into burdensome agreements with negative pledge clauses and clauses restricting subsidiary distributions.

In addition, the credit agreement governing INC’s new senior secured credit facilities will contain a financial covenant that will require INC to maintain a specified secured leverage ratio. For purposes of determining compliance with the financial covenant, a cash equity contribution made to INC can be included in the calculation of EBITDA subject to certain conditions.

Events of default under INC’s new senior secured credit facilities will include, among other things, non-payment of principal when due, nonpayment of interest or other amounts subject to a grace period, covenant defaults (subject to a grace period in the case of affirmative covenants), material inaccuracy of representations or warranties, bankruptcy and insolvency events, cross defaults to material indebtedness, material judgments, certain ERISA events, actual or asserted invalidity of any guarantee or security document or nonperfection of security interests and a change of control.

MSSF has also committed to provide, pursuant to the Debt Commitment Letter, a senior bridge loan facility in an aggregate principal amount of $250,000,000. Unless otherwise agreed by the parties, the Debt Commitment Letter will terminate on September 30, 2011 or such earlier date which is the earlier of (i) the date on which the Merger Agreement is irrevocably terminated in accordance with its terms and (ii) the date of the closing of the Merger (x) in the case of the senior secured credit facilities, without the use of such senior secured credit facilities or (y) in the case of the senior bridge loan facility, without the use of such senior bridge loan facility. MSSF is not required to fund the senior bridge loan facility if in lieu thereof, INC, as currently expected, issues $250,000,000 of senior unsecured notes.

Borrowings under the senior bridge loan facility will bear interest at a rate per annum equal to LIBOR (subject to a minimum) plus an applicable margin to be determined. Interest will be paid in arrears and on a quarterly basis with respect to any initial bridge loans that remain outstanding after the first anniversary of the Closing Date (the “Extended Term Loans”) and any notes that are issued in exchange for the Extended Term Loans (the “Exchange Notes”).

INC’s potential senior bridge loan facility will require it to prepay the initial bridge loans on a pro rata basis, at par plus accrued and unpaid interest, from 100% of the net cash proceeds, subject to certain exceptions, from (i) the issuance of the senior notes and certain other securities and refinancing debt, (ii) any public issuance of equity and (iii) all non-ordinary course asset sales or dispositions (including as a result of casualty or condemnation) in excess of amounts either reinvested in accordance with the new senior secured credit facilities or required to repay the new senior secured credit facilities. INC will also be required to make a mandatory offer to prepay the initial bridge loans or the extended term loans following the occurrence of a change of control at 100% of their outstanding principal amount plus accrued and unpaid interest. INC may voluntarily prepay outstanding initial bridge loans or extended term loans in whole or in part upon prior notice at par plus accrued and unpaid interest.

INC will be required to make a mandatory offer to purchase any Exchange Notes following the occurrence of a change of control at 101% of their outstanding principal amount plus accrued and unpaid interest. In addition, any voluntary redemption of the Exchange Notes will be subject to customary call protection provisions.

All obligations under INC’s potential senior bridge loan facility will be guaranteed by all of its subsidiaries that guarantee its obligations under its new senior secured credit facilities.

The initial bridge loans will contain representations and warranties substantially similar to those applicable to INC’s new senior secured credit facilities. The initial bridge loans, the extended term loans and the Exchange Notes will contain affirmative and negative covenants and event of default provisions customary for high yield senior notes and consistent with INC’s and its subsidiaries’ operational requirements, INC’s and its subsidiaries’ capital structure, size, industry and practices and the projections delivered to the lead arranger for the senior bridge loan facility.

The above terms of the senior secured credit facilities and the senior bridge loan facility (collectively, the “Credit Facilities”) contemplated by the Debt Commitment Letter are subject to change.

The Credit Facilities contemplated by the Debt Commitment Letter are subject to the following closing conditions:

•

the execution and delivery of loan documentation for the senior secured credit facilities, and, if applicable, for the senior bridge loan facility, collectively referred to as the credit facilities documentation, on terms consistent with the Debt Commitment Letter and otherwise reasonably satisfactory to the loan parties and MSSF and consistent with certain documentation principles provided in the Debt Commitment Letter, and MSSF’s receipt of (a) customary closing certificates and customary legal opinions and (b) a customary solvency certificate;

•

substantially concurrently with the initial funding of the senior secured credit facilities and the initial funding of the senior bridge loan facility and/or the issuance of the senior notes, INC shall receive a direct or indirect equity contribution from Avista Capital Partners II, L.P. and Ontario Teachers’ Pension Plan Board or their respective affiliates, (b) substantially concurrently with the funding of the senior secured credit facilities, INC shall receive $250,000,000 in aggregate gross cash proceeds from the issuance of the senior notes and/or the borrowing of the loans under the senior bridge loan facility (or such lesser amount determined by INC to be necessary to consummate the Merger and related transactions), and (c) substantially concurrently with the funding of the senior bridge loan facility, INC shall receive $350,000,000 in gross proceeds from the term loan facility;

•

on the Closing Date, after giving effect to the Merger and related transactions, neither INC nor any of its subsidiaries shall have any indebtedness for borrowed money other than the debt financing, described above, and other permitted surviving indebtedness (as defined in the Debt Commitment Letter);

•

the Merger shall be consummated pursuant to the Merger Agreement, substantially concurrently with the initial funding of the debt financing described above, and no provision of the Merger Agreement shall have been amended or waived, and no consent shall be given, in each case, in any respect that is materially adverse to the interests of the MSSF or the lenders under the credit facilities without the prior written consent of MSSF (which will not be unreasonably withheld or delayed), provided that consent of MSSF is not required for any reduction in the acquisition consideration, which will be allocated as provided in the Debt Commitment Letter;

•

except as set forth in the schedules to the Merger Agreement or as disclosed in the Company’s SEC filings since March 16, 2009 and at least two business days prior to May 4, 2011, and publicly available as of May 4, 2011, and subject to the limitation set forth in subsection (w) of section 3.1 of the Merger Agreement, since January 1, 2011 there shall not have been any change, circumstance or event which, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on the Company, regardless of whether such change, event, occurrence, state of fact or development arose out of facts or circumstances known by any of the parties to the Merger Agreement; and since May 4, 2011, there shall not have been an effect, change, event or occurrence that has had or would reasonably be expected to have a material adverse effect on the Company;

•	the closing of the Credit Facilities shall have occurred on or before the expiration of the Debt Commitment Letter;

•

MSSF shall have received (a) audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of each of INC and its subsidiaries and the Company and its subsidiaries, for the three most recently completed fiscal years ended at least 90 days before the Closing Date and (b) unaudited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of each of INC and its subsidiaries and the Company and its subsidiaries, for each subsequent fiscal quarter ended at least 45 days before the Closing Date (with respect to which independent auditors shall have performed a SAS 100 review);

•

MSSF shall have received a pro forma consolidated balance sheet and related pro forma consolidated statement of income of each of INC and its subsidiaries and the Company and its subsidiaries as of and for the twelve-month period ending on the last day of the most recently completed four-fiscal quarter period ended at least 45 days prior to the Closing Date (or 90 days in case such four-fiscal quarter period is the end of INC’s or the Company’s fiscal year, as the case may be), prepared after giving effect to the debt financing as described above, the Merger and related transactions as if such events had occurred as of such date (in the case of such balance sheet) or at the beginning of such period (in the case of such other financial statements), which shall include all adjustments reflected in INC’s model delivered to MSSF on April 22, 2011;

•

as a condition to the availability of the loans under the senior bridge loan facility, (a) Morgan Stanley & Co. Incorporated (“MS&Co”), shall have received, not later than 20 consecutive calendar days prior to the Closing Date (which period shall exclude the period between August 19, 2011 and September 5, 2011), a customary offering memorandum, including financial statements, pro forma financial statements, business and other financial data of the type required by Regulation S-X and Regulation S-K under the Securities Exchange Act of 1934, as amended (other than Rule 3-16 of Regulation S-X), and of type and form customarily included in offering memoranda, private placement memoranda, prospectuses and similar documents to consummate the offering of the senior notes (with the exception of a consolidating footnote to the financial statements for guarantors and non-guarantors financial information; provided that such information is expressed in the body of the relevant disclosure document with disclosure customary for a Rule 144A offering) and drafts of customary comfort letters (including “negative assurances”) by the auditors of INC and the Company which such auditors are prepared to issue upon completion of customary procedures, and (b) INC shall ensure that MS&Co shall have been afforded a period of at least 20 consecutive calendar days upon receipt of the information described in clause (a) above, to seek to place the senior notes with qualified purchasers, which period shall exclude the period between August 19, 2011 and September 5, 2011 and shall have caused the senior management and other representatives of INC and the Company to provide access in connection with due diligence investigations and to participate in a customary high-yield “road show,” for such period commencing on the date of delivery of a final offering memorandum (at no time during which period the financial information in the offering memorandum shall be “stale”) and ending on the third business day prior to the Closing Date;

•

the administrative agent for the senior secured credit facilities shall have received, with respect to such documents and other information requested in writing at least 5 business days prior to the Closing Date, all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act;

•

payment of all fees required to be paid on the Closing Date pursuant to the fee letter referred to in the Debt Commitment Letter and reasonable out-of-pocket expenses required to be paid on the Closing Date pursuant to the Debt Commitment Letter (to the extent invoiced prior to the Closing Date) due to the MSSF and the lenders under the credit facilities from the proceeds of the credit facilities;

•

with respect to the senior secured credit facilities, all actions necessary to establish that the administrative agent will have a perfected first priority security interest (subject to liens permitted under the credit facilities documentation) in the collateral under the senior secured credit facilities shall have been taken except as otherwise provided in the Debt Commitment Letter;

•

MSSF shall have been afforded a period of at least 20 consecutive calendar days to syndicate the credit facilities, which period (a) shall commence upon the delivery of the confidential information memorandum with respect to the credit facilities and (b) shall exclude the period between August 19, 2011 and September 5, 2011; and

•	the accuracy of certain representations and warranties in the Merger Agreement and specified representations and warranties in the credit facilities documentation.

The Debt Commitment Letter is not subject to a due diligence condition or a “market out” condition, which would allow MSSF not to fund its commitments if the financial markets are materially adversely affected. There is a risk that the conditions to the debt financing, as described above, will not be satisfied and the debt financing may not be funded when required. As of the date of this Amendment, no alternative financing arrangements or alternative financing plans have been made in the event the debt financing described in this proxy statement is not available as anticipated.

Subject to the terms and conditions of the Merger Agreement, INC and its affiliates will use their reasonable best efforts to obtain the equity and debt financing for the Merger on the terms and conditions described in the financing letters applicable to them and will not replace them or permit any amendment if such replacement or amendment would, taken as a whole, have the effect of (a) reducing the aggregate amount of the equity and debt financing, (b) imposing new or additional conditions to the receipt of the equity financing and debt financing or otherwise expanding, amending or modifying any of the conditions to the receipt of the equity financing and debt financing in a manner that would reasonably be expected to (x) delay or prevent the Merger, (y) make the timely funding of the equity financing and the debt financing or satisfaction of the conditions to obtaining each such financing less likely to occur, or (c) adversely impacting the ability of INC to enforce its rights against the other parties to the applicable financing letters or any related fee letter.

At this time, other than as described above, the Company is not aware of any arrangements or plans to finance or repay the indebtedness described above.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KENDLE INTERNATIONAL INC.

By:	/s/ Jarrod B. Pontius
Name:	Jarrod B. Pontius
Title:	Vice President, Chief Legal Officer and
Secretary

Date: June 23, 2011

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase and Consent Solicitation Statement dated June 6, 2011.*

(a)(1)(ii)	Letter of Transmittal and Consent.*

(a)(1)(iii)	Press Release issued by the Company on June 6, 2011.*

(a)(5)(i)	Press Release issued by the Company on June 17, 2011.*

(b)	None.

(d)(1)	Definitive Proxy Statement on Schedule 14A with respect to the Merger filed with the SEC on June 3, 2011, as the same may be amended and supplemented (incorporated herein by reference).*

(g)	None.

(h)	None.

*	Previously filed